Filed Pursuant to Rule 433
Registration Statement Nos. 333-129763 and 333-129763-01
June 2, 2006
Principal Life Income Fundings Trust 20
$50,000,000
5yr Callable Fixed Rate Notes due June 9, 2011

Final Terms and Conditions

Issuer:	Principal Life Income Fundings Trust 20

Rating:	Aa2/AA/AA

Type:	Public

Principal Amount:	$50,000,000

Trade Date:	June 2, 2006

Settlement Date (T + 5):	June 9, 2006

First Pay Date:	December 9, 2006

Interest Payment Dates:	Semi-Annually on the 9th of June and December

Call Date:	June 9, 2009

Maturity Date:	June 9, 2011

Coupon Rate:	5.70%

Pricing Benchmark:	4.875% May 31, 2011

Benchmark Yield:	4.90%

Market/Reoffer Spread:	0.84%

Market/Reoffer Yield:	5.74%

Market/Reoffer Price:	99.828

Day Count:	30/360

Business Day Convention:	Following Unadjusted

Denominations:	$1,000 x $1,000

Cusip:	74254PMH2

Bookrunners:	Lehman Brothers
* Please note that the above terms apply as of the time of pricing
Principal Life Insurance Company (“PLIC”), as statutory issuer and depositor, and Principal Financial Group, Inc. (“PFG”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents PLIC and PFG have filed with the SEC for more complete information about PLIC, PFG, and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, PLIC, PFG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-375-2526.